Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries of the Registrant	Place of Incorporation
Belite Bio Holdings Corp.	State of Delaware
Belite Bio, LLC	State of Delaware
RBP4 Pty Ltd	Australia
Belite Bio (HK) Limited	Hong Kong
Belite Bio (Shanghai) Limited	China
Belite Bio (Taiwan) Inc.	Taiwan
Belite Bio (Swiss) AG	Switzerland
Belite Bio Japan Inc.	Japan